675 McDonnell Boulevard Hazelwood, MO 63042 314-654-2000

May 12, 2014

US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Mallinckrodt plc has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the quarter ended March 28, 2014, which was filed with the Securities and Exchange Commission on May 8, 2014.

Respectfully submitted,

/s/ PETER G. EDWARDS
Peter G. Edwards
General Counsel
Mallinckrodt plc